Exhibit 99.16

EXPERT CONSENT

I, David Copeland, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada" dated March 2, 2012 and other technical information pertaining to the South Tally Pond Property in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of Canadian Zinc Corporation (the “Company”) and (ii) the use of my name in the AIF and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission and any amendments thereto incorporating by reference the Company’s AIF.

Dated this 20th day of March, 2014.

/s/ David Copeland
Name: David Copeland